UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



(Mark One)

[  X  ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

[     ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


Financial Statements
December 31, 1998

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN


INDEX
------------------------------------------------------------------------------

                                                                        Page

REPORT OF INDEPENDENT ACCOUNTANTS..........................................1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits...................2

         Statement of Changes in Net Assets Available for Benefits.........3

         Notes to Financial Statements...................................4-9

SUPPLEMENTAL SCHEDULES

         Item 27(a) - Assets Held for Investment Purposes.................10

         Item 27(d) - Reportable Transactions.............................11

                        Report of Independent Accountants




To the Participants and Administrative Committee of the Terex Corporation and Affiliates
401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Stamford, Connecticut
June 25, 1999

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------


                                                          1998         1997
                                                       ------------ ------------
ASSETS:
Investments:
    Mutual funds, at fair value....................... $ 32,278,413 $ 30,612,376
    Corporate common stock, at fair value.............    3,582,096    2,258,781
    Guaranteed Investment Contracts, at contract value      842,966    1,319,101
    Loans to participants.............................    1,767,930    1,868,108
                                                       ------------ ------------

         Total investments............................   38,471,405   36,058,366
                                                       ------------ ------------

Receivables:
    Employee contributions............................      152,982      285,373
    Employer contributions............................       51,960      101,755
    Interest on participants loans....................        3,843        6,182
                                                       ------------ ------------

         Total receivables............................      208,785      393,310
                                                       ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS..................... $ 38,680,190 $ 36,451,676
                                                       ============ ============


                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------



ADDITIONS:
    Investment income.......................................  $      852,178
    Employee contributions..................................       3,518,416
    Employer contributions..................................       1,174,175
    Rollover contributions..................................         244,859
    Transfer from other plan................................       2,303,081
                                                              -----------------
         Total additions....................................       8,092,709

DEDUCTIONS:
    Withdrawals.............................................       7,048,447
    Administrative fees.....................................          15,312
    Transfer to other plan..................................       1,056,186
                                                              -----------------
         Total deductions...................................       8,119,945

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS.....       2,255,750
                                                              -----------------
         NET INCREASE.......................................       2,228,514
                                                              -----------------

NET ASSETS AT BEGINNING OF YEAR.............................      36,451,676
                                                              -----------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR............  $   38,680,190
                                                              =================



                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan (the "Plan"), was established on April 1, 1987. The Plan is a defined contribution plan that covers certain salaried and non-union hourly employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual"), the Principal Financial Group ("Principal") and Fidelity Management Trust Company ("Fidelity").

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Effective January 1, 1998 the assets of the hourly- rate employees at PPM Cranes, Inc. were transferred from the Plan to the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees under the terms of a negotiated collective bargaining agreement.

         On January 5, 1998, the Company completed the acquisition of Payhauler Corporation. On April 15, 1998, all of the assets from the Payhauler Corporation 401(k) Plan were transferred into the Plan.

         Participant Eligibility - Permanent employees may begin participation on the first day of the month following their hiring.

         Participant Contributions - Participants may contribute a maximum of 16% of their compensation to the Plan in any combination of pre or post-tax earnings. The maximum pre-tax contribution permitted under the Internal Revenue Service regulations in 1998 was $10,000. There is no limit to post-tax contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

         Employer Contributions - The Plan presently provides that Terex will match 50% of the first 6% of the salary that is contributed to the plan. The contribution matched by Terex is made in Terex Common Stock.

         Vesting - Participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants vest in the employer contribution after one year of eligible service.

         Forfeitures - Nonvested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

         Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN (continued)

         Payment of Benefits - Upon retirement, disability or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined in the Plan, or upon attainment of age 59 1/2.

         Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         Assets Held by Former Trustees- On April 1, 1995 the investment manager of the Plan was changed from Fidelity to Mass Mutual. At the time of the transfer of Plan assets to Mass Mutual, certain participants elected to maintain existing funds at Fidelity. No additional employee or employer contributions are allowed to be made to these investments at Fidelity, nor are participants allowed to obtain loans against these accounts.

         Additionally, certain participants maintain retirement accounts in Guaranteed Investment Contracts ("GICs") maturing through December 31, 2001 held by Principal, the former custodian of an acquired business. No additional employee or employer contributions are allowed to be made to the investments at Principal, nor are participants allowed to obtain loans against these accounts.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan Summary Plan Description. This booklet is available from the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

         Investments - Plan investments in mutual funds, common stock and participant loans are stated at fair value based on published market prices or other independent sources. The GICs are stated at contract value which approximates fair value. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.       INVESTMENTS

         The investments of the Plan are held and managed by Mass Mutual, Fidelity and Principal. A schedule of investments held at December 31, 1998 and 1997 follows:


                                                             1998                               1997
                                               ---------------------------------  ---------------------------------
                                                   Market            Cost             Market            Cost
                                               ---------------- ----------------  ---------------- ----------------

Mass Mutual Group Annuity
 Contract Fixed Fund*........................  $     8,400,151        8,400,151   $     8,734,933  $     8,734,933
Mass Mutual Value Equity Fund*...............        4,828,487        3,760,877         4,149,825        3,636,949
Mass Mutual Destiny Aggressive Fund*.........        3,572,142        3,210,187         3,381,115        3,124,310
Mass Mutual Destiny Conservative Fund........          841,225          749,296           577,290          551,885
Mass Mutual Destiny All Equity Fund*.........        5,059,929        4,657,202         4,878,175        4,676,051
Mass Mutual Destiny Moderate Fund*...........        2,165,915        1,930,888         2,017,290        1,889,946
Mass Mutual Core Bond Fund...................          617,297          564,577           398,525          389,750
Mass Mutual International Equity Fund*.......        2,333,718        2,264,785         2,232,356        2,247,194
Mass Mutual Growth Fund*.....................        3,014,823        2,556,283         2,908,768        2,607,243
Mass Mutual Small Cap Value Equity Fund......        1,282,801        1,299,585         1,207,535        1,090,246
Principal Guaranteed Investment Contracts....          842,966          842,966         1,319,101        1,319,101
Terex Corporation Common Stock*..............        3,582,096        2,346,638         2,258,781        1,260,982
Fidelity Magellan Fund.......................           25,579            8,243            19,141            7,058
Fidelity Growth Company Fund.................           81,576           56,627            64,118           50,923
Fidelity Growth & Income Fund................           42,943           15,541            33,468           13,264
Fidelity Balanced Fund.......................           11,827            7,789             9,837            6,648
Loans to Participants........................        1,767,930              ---         1,868,108              ---
                                               ---------------- ----------------  ---------------- ----------------

    TOTAL....................................  $    38,471,405  $    32,671,635   $    36,058,366  $    31,606,483
                                               ================ ================  ================ ================


* Investment represents 5% or more of net assets available for benefits at December 31, 1998.

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.           INVESTMENTS (continued)

Participant and employer contributions are allocated to investment programs in accordance with the participant's election. The following summarizes the changes in investments by investment program for the year ended December 31, 1998:

                                                    Mass Mutual                  Mass Mutual  Mass Mutual
                                                   Group Annuity    Mass Mutual   Destiny      Destiny      Mass Mutual
                                                   Contract Fixed  Value Equity  Aggressive   Conservative  Destiny All
                                                       Fund           Fund         Fund          Fund       Equity  Fund
                                                   --------------  ------------  -----------  ------------ -------------
Investments at January 1, 1998                       $ 8,734,933  $ 4,149,825  $ 3,381,115     $ 577,290  $ 4,878,175
Additions:
     Investment income and gain/loss ..............      661,682      592,649      231,591        77,098      296,937
     Contributions, loan repayments &
     interfund transfers ..........................    1,925,580      589,756      633,050       205,066      944,158

Transfer from other plan ..........................      468,315      400,248      250,103       128,336      122,314

Deductions:
Benefits, loans issued, expenses &
     interfund transfers ..........................   (3,017,043)    (880,360)    (890,276)     (130,567)   (1,165,861)

     Transfer to other plan .......................     (373,316)     (23,631)     (33,441)      (15,998)     (15,794)

                                                    ----------------------------------------------------------------------
Investments at December 31, 1998 ..................  $ 8,400,151  $ 4,828,487   $ 3,572,142    $ 841,225  $ 5,059,929
                                                    ======================================================================

                                                                                                            Mass Mutual
                                                      Mass Mutual      Mass      Mass Mutual                 Small Cap
                                                        Destiny     Mutual Core International Mass Mutual  Value Equity
                                                      Moderate Fund  Bond Fund   Equity Fund   Growth Fund      Fund
                                                       -----------  ----------  -----------   -----------  --------------
Investments at January 1, 1998                       $ 2,017,290    $ 398,525  $ 2,232,356   $ 2,908,768  $ 1,207,535
Additions:
     Investment income and gain/loss ..............      168,169       39,886       95,788       293,917     (169,402)
     Contributions, loan repayments &
     interfund transfers ..........................      511,943      247,960      360,951       449,259      235,436

Transfer from other plan ..........................      275,871       13,108      120,907       235,226      244,913

Deductions:
Benefits, loans issued, expenses &
     interfund transfers ..........................    (780,106)      (70,304)    (474,854)     (818,795)     (229,272)

     Transfer to other plan .......................     (27,252)      (11,878)      (1,430)      (53,552)      (6,409)

                                                    ----------------------------------------------------------------------
Investments at December 31, 1998 .................. $ 2,165,915     $ 617,297  $ 2,333,718   $ 3,014,823  $ 1,282,801
                                                    ======================================================================

                                                      Principal                   Terex
                                                     Guaranteed                  Corporation
                                                     Investment    Fidelity Sub   Common      Loans to
                                                     Contracts      Total (1)      Stock     Participants       Total
                                                     ---------     ------------  ----------- ------------     -----------
Investments at January 1, 1998                       $ 1,319,101    $ 126,564  $ 2,258,781   $ 1,868,108    $ 36,058,366
Additions:
     Investment income and gain/loss ..............       58,804       35,361      725,448       ---           3,107,928
     Contributions, loan repayments &
     interfund transfers ..........................      ---           ---       1,319,744     1,149,896       8,572,799

Transfer from other plan ..........................      ---           ---          43,740       ---           2,303,081

Deductions:
Benefits, loans issued, expenses &
     interfund transfers ..........................    (534,939)       ---        (441,433)   (1,080,773)    (10,514,583)

     Transfer to other plan .......................      ---           ---        (324,184)     (169,301)     (1,056,186)

                                                    ----------------------------------------------------------------------
Investments at December 31, 1998 ..................    $ 842,966    $ 161,925   $ 3,582,096  $ 1,767,930    $ 38,471,405
                                                    ======================================================================

(1)   See detail on following page.

NOTES TO  FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.       INVESTMENTS (continued)


                                                                           Fidelity       Fidelity
                                                            Fidelity    Growth Company     Growth         Fidelity
                                                            Magellan         Fund        Income Fund      Balanced       Fidelity
                                                              Fund                                           Fund       Sub Total
                                                           ------------ --------------- --------------- ------------- --------------
Net assets available for benefits at January 1, 1998.....  $     19,141 $       64,117  $     33,470     $  9,836     $   126,564

Additions:
    Investment income & gain/loss........................         6,438         17,459         9,473        1,991          35,361
    Contributions, loan repayments & transfers...........           ---            ---           ---          ---           ---

Deductions - Benefits, loan disbursements & transfers....           ---            ---          ---           ---           ---
                                                           ------------ --------------- -------------  -------------  --------------

Net assets available for benefits at December 31, 1998...  $     25,579 $       81,576  $     42,943     $  11,827    $   161,925
                                                           ============ =============== =============  ============== ==============

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.       INCOME TAX STATUS

         The  Internal  Revenue  Service  (the  "IRS")  has  notified  the  Plan
         Administrator by a letter dated July 31, 1995 that the Plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt status. It is the opinion of the Plan Administrator that the Plan continues to be qualified and exempt from tax under Sections 401(a) and 401(k) of the IRC.

5.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed as directed by the Trustees.

6.       SUBSEQUENT EVENT

         On July 31, 1998, the Company completed the acquisition of The American Crane Corporation ("American Crane"). The non-union employees of American Crane became eligible for participation in the Plan during February 1999 and on March 3, 1999, assets valued at $3,337,052 were transferred into the Plan from The American Crane Corporation Savings and Investment 401(k) Plan.

TEREX CORPORATION AND AFFILIATES'                                EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                                         Plan #004

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------






                         Description                 Fair Value /       Cost
                                                   Contract Value
------------------------------------------------------------------- ------------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund....$   8,400,151    $ 8,400,151
   Mass Mutual Value Equity Fund....................    4,828,487      3,760,877
   Mass Mutual Destiny Aggressive Fund..............    3,572,142      3,210,187
   Mass Mutual Destiny Conservative Fund............      841,225        749,296
   Mass Mutual Destiny All Equity Fund..............    5,059,929      4,657,202
   Mass Mutual Destiny Moderate Fund................    2,165,915      1,930,888
   Mass Mutual Core Bond Fund.......................      617,297        564,577
   Mass Mutual International Equity Fund............    2,333,718      2,264,785
   Mass Mutual Growth Fund..........................    3,014,823      2,556,283
   Mass Mutual Small Cap Value Equity Fund..........    1,282,801      1,299,585
   Fidelity Magellan Fund...........................       25,579          8,243
   Fidelity Growth Company Fund.....................       81,576         56,627
   Fidelity Growth & Income Fund....................       42,943         15,541
   Fidelity Balanced Fund...........................       11,827          7,789
                                                    --------------  ------------
       Total Mutual Funds...........................   32,278,413     29,482,031

COMMON STOCK:
   Terex Corporation Common Stock...................    3,582,096      2,346,638

INVESTMENT CONTRACTS:
   Principal Financial Group Guaranteed
     Investment  Contract...........................      842,966        842,966

LOANS TO PARTICIPANTS, AT INTEREST RATES
  RANGING FROM 8.00% TO 11.00%, MATURING
  THROUGH DECEMBER 31, 2003.........................    1,767,930            ---
                                                    --------------  ------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES           $  38,471,405   $ 32,671,635
                                                    ==============  ============

REPORTABLE TRANSACTIONS - ITEM 27(d)
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

The following series of transactions were in excess of 5% of the fair value of plan assets at the beginning of the Plan year:

                                                                                    Number and
                                                                                      Type of         Realized
                 Description                       Purchases          Sales        Transactions      Gain/(Loss)
----------------------------------------------- ---------------- ---------------- ---------------- ----------------
Mass Mutual Group Annuity
 Contract Fixed Fund..........................  $  3,131,843      $  3,937,660           *            $    ---



* Massachusetts Mutual Life Insurance Company, the Plan record keeper, cannot provide this information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                  The Terex Corporation and Affiliates'
                                  401(k) Retirement Savings Plan


                                      /s/ Joseph F. Apuzzo
                                  --------------------------------------

Date:  June 29, 1999              By:      Joseph F. Apuzzo
                                           Vice President - Corporate Finance
                                           Terex Corporation